PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil,October 11, 2006

UPDATE CAMP CAIMAN PROJECT

Cambior Inc. (TSX & AMEX: CBJ) has been informed today that the joint mission mandated by the Ministère de l'Écologie et du Développement durable ("Ministry of Environment and Sustainability") and the Ministère de l'Industrie ("Ministry of Industry") of the French Republic to review the permit issuance process regarding Camp Caiman (the "Project") has issued its report. Copy of the report will be available on Cambior's web site shortly.

The joint mission has established that most of the objections raised by certain stakeholders of the Project during the public consultation process can be satisfactorily resolved by technical and regulatory measures with the exception of two matters for which deficiencies have been identified and justify that the project, as currently presented by the Company, can not be authorized:

    -         Impact on the flora and fauna
    -         The effluent discharge cyanide criteria into the natural environment

The joint mission thereby recommends that the mitigating measures measures be reinforced.

Consequently, Cambior has informed the French authorities that it intends to withdraw the permit applications filed in accordance with the mining code and the environmental code and intends to submit revised permit applications once the proper corrective measures will have been incorporated to the Project. Such revised permit applications would have to be submitted to a new public consultation.

Mr. Louis Gignac, President and CEO of Cambior noted: "We remain confident with the quality of our Project and intend to diligently address the deficiencies identified by the joint mission and submit new permit applications by year-end."

ABOUT CAMBIOR INC.

Cambior Inc. was created in 1986 and has since then become an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.C" and "CBJ.WT.D", trade on the TSX.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the withdrawal of the current permit applications under the mining code and environmental code and the filing by year-end of revised permit applications incorporating proper corrective measures. Forward-looking statements express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could

Camp Caiman October 11 2006         2

cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, delays in preparing and filing revised permit applications that incorporate proper corrective measures and other risks referred to in Cambior's 2005 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (under Form 40-F), as well as the Toronto Stock Exchange and the American Stock Exchange.

For additional information, please contact:

CAMBIOR INC.

Martin Amyot
Manager - Investor Relations
Tel.: (450) 677-0040
Toll Free in North America: 1-866-554-0554
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com
PR-2006-21